Exhibit 3

November 10, 2017

Company Name	The Mie Bank, Ltd.
Representative	Mitsunori Watanabe, Director and President
Code Number	8374 First Section, Tokyo Stock Exchange / Nagoya Stock Exchange
Company Name	The Daisan Bank, Ltd.
Representative	Hiroshi Iwama, Director and President
Code Number	8529 First Section, Tokyo Stock Exchange / Nagoya Stock Exchange

(Correction) PARTIAL CORRECTION OF “NOTICE REGARDING EXECUTION OF FINAL AGREEMENT RELATING TO BUSINESS INTEGRATION BY WAY OF JOINT SHARE TRANSFER BETWEEN THE MIE BANK, LTD. AND THE DAISAN BANK, LTD. AND PREPARATION OF SHARE TRANSFER PLAN”

We hereby announce the following partial correction regarding the “NOTICE REGARDING EXECUTION OF FINAL AGREEMENT RELATING TO BUSINESS INTEGRATION BY WAY OF JOINT SHARE TRANSFER BETWEEN THE MIE BANK, LTD. AND THE DAISAN BANK, LTD. AND PREPARATION OF SHARE TRANSFER PLAN” announced on September 15, 2017.

The section subject to correction is as follows (the corrected parts are underlined):

3. Allotment details relating to the Share Transfer and basis of calculation, etc.

(1)	Basis and reasons for the details of allotment (last sentence of the third paragraph)

<Before correction>

As there is no market value for the Series A preference shares issued by Daisan Bank, unlike the ordinary shares of Daisan Bank, the Banks have taken into account the share transfer ratio of the ordinary shares and have decided to issue and allot 0.7 Series One preference shares of the Joint Holding Company per 1 Series A preference share. Moreover, the contents of the Series One preference shares to be newly issued and allotted by the Joint Holding Company are provided such that the economic value of 1 preference share to be newly issued by the Joint Holding Company and the economic value of 0.7 Series A preference shares will be substantially equal in accordance with the summary of terms of subscription for Series A preference shares.

<After correction>

As there is no market value for the Series A preference shares issued by Daisan Bank, unlike the ordinary shares of Daisan Bank, the Banks have taken into account the share transfer ratio of the ordinary shares and have decided to issue and allot 0.7 Series One preference shares of the Joint Holding Company per 1 Series A preference share. Moreover, the contents of the Series One preference shares to be newly issued and allotted by the Joint Holding Company are provided such that the economic value of 1 Series A preference share and the economic value of 0.7 preference shares to be newly issued by the Joint Holding Company will be substantially equal in accordance with the summary of terms of subscription for Series A preference shares.

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

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